SYNSORB Biotech Inc.

Press Release

SYNSORB announces Annual Results and Meeting to Approve a Financing and New Direction

        Calgary, Alberta, March 11, 2003 – SYNSORB Biotech Inc. (SYB – the Toronto Stock Exchange) announced that it has signed definitive documentation with an unrelated investing company that will see the former pharmaceutical research company transformed into an oil and gas enterprise. On January 6, 2003, SYNSORB had previously announced that the investing company would invest up to $3 million in SYNSORB and that SYNSORB had appointed Mr. David Tuer as a Director, the Chairman of the Board and the Chief Executive Officer of SYNSORB.

        Completion of the financing is still subject to obtaining all regulatory approvals, including approval of the Toronto Stock Exchange, and the approval of shareholders of SYNSORB and other customary closing conditions. The investing company has advised SYNSORB that it has completed its due diligence review with respect to SYNSORB.

        There can be no assurance that the financing will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the Management Information Circular to be sent to SYNSORB shareholders in connection with the shareholders’ meeting, any information released or received with respect to the financing may not be accurate or complete and should not be relied upon. Trading in the securities of SYNSORB should be considered highly speculative.

        SYNSORB has called a shareholders’ meeting to be held in Calgary, Alberta on Thursday, April 3, 2003, to consider and approve the transaction. The record date for voting at the meeting is February 12, 2003 and SYNSORB anticipates that the Management Information Circular for the meeting will be available shortly. The Board of Directors of SYNSORB is recommending that shareholders vote in favour of the various resolutions that will facilitate the proposed transaction.

        SYNSORB also announces its results for the year ended December 31, 2002. Earnings for 2002 were $3,766,000 or $0.76 per share (after accounting for the gain on sale and disposition of the shares held in Oncolytics Biotech Inc.) compared to a loss of $22,988,000 or $4.64 per share in 2001. For 2002 SYNSORB had a negative cash-flow from operating activities of $6,538,000, compared to a corresponding negative cash flow from operating activities of $12,777,000 in 2001.

        Total expenses for the 2002 year were $9,126,000 compared to $26,803,000 in 2001. Included in total expenses for the year was a $7,097,000 charge for the write-down of SYNSORB’s building and equipment.

        SYNSORB continues to dispose of assets formerly utilized in its pharmaceutical development business. In mid-January 2003 SYNSORB disposed of a significant portion of its drug manufacturing equipment for net proceeds of approximately $900,000 and in early February 2003 SYNSORB granted a third party an exclusive licence to certain of its patents relating to toxin binding sugars for net proceeds of approximately U.S.$240,000. SYNSORB continues to list its manufacturing facility and related land for sale.

        SYNSORB has entered into an agreement in principle with counsel to the plaintiffs regarding a proposed settlement of the class action securities lawsuit brought against SYNSORB and certain of its officers. The agreement in principle is subject to the completion of a definitive settlement agreement and court approval and accordingly no assurance can be given that the agreement in principle will be implemented or approved or the action settled. The agreement in principle contemplates that the settlement would be at no additional material cost to SYNSORB.

        The Toronto Stock Exchange has not approved or disapproved of the information contained herein.

        For further information, please contact Jane Johnson, Executive Assistant to David Tuer, at (403) 294-0067.